Leonard E. Neilson
                           A PROFESSIONAL CORPORATION

LEONARD  E.  NEILSON                        8160 SOUTH HIGHLAND DRIVE, SUITE 104
ATTORNEY  AT  LAW                                            SANDY,  UTAH  84093
                                                     TELEPHONE:  (801)  733-0800
                                                           FAX:  (801)  733-0808
                                                    E-MAIL:  LNEILSONLAW@AOL.COM

                                October 27, 2006



Securities and Exchange Commission
Division of Corporation Finance
Attn:  Tia Jenkins, Senior Assistant Chief Accountant
100 F Street, NE
Washington, D.C. 20549-7010
Filed Via Edgar

     Re: BioForce Nanosciences Holdings, Inc.
         ------------------------------------
         SEC File No. 000-51074
         Response to comment letter dated September 14, 2006

Dear Ms. Jenkins:

     In response to my recent telephone conversations with Raj Rajan of the SEC Staff, this letter will update you as to the progress of the response by BioForce Nanosciences Holdings, Inc. (the "Company") to your comment letter dated September 14, 2006.

     As I explained to Mr. Rajan, the Company's accountants are still working on certain aspects of the comment related to revisions of the Company's financial statements. Representatives of the Company have delivered certain financial information to the Company's certifying auditors and are awaiting their review and possible comment. I have been told that if there are no further unforseen complications, we will be able to file the revised Form 8-K and response to your letter during the week of October 30, 2006. If it appears that we will be unable to comply by the end of next week, I will immediately convey that information to Mr. Rajan.

     Also, due to certain revisions to the Company's financial statements, the Company intends to file amended Form 10-QSBs for the fiscal quarters ended March 31 and June 30, 2006. We presently anticipate filing these amendments shortly after filing the amended Form 8-K.

     If you have any questions regarding this matter or require additional information, please feel free to contact me at your convenience.

                             Sincerely,

                             /s/ Leonard E. Neilson
                             ----------------------
                                 Leonard E. Neilson
:ae
CC:      Raj Rajan (SEC Staff)
         BioForce Nanosciences Holdings, Inc.